Mark Gallenberger

LTX-Credence Corporation

May 14, 2010

May 14, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attn.: Jay Webb, Accounting Reviewer

RE:	LTX-Credence Corporation: Response to Comment Letter dated April 26, 2010, relating to the Form 10-K filing for the Year Ended July 31, 2009 and the Form 10-Q filing for the Quarterly Period Ended January 31, 2010 (SEC File No. 000-10761)

Ladies and Gentlemen:

As Principal Financial Officer for LTX-Credence Corporation (the “Company” or “LTXC”), I submit by this letter the supplemental information the Staff of the Securities and Exchange Commission (the “Staff”) has requested. We received the Staff’s comments regarding the Company’s Form 10-K for the year ended July 31, 2009 and Form 10-Q for the quarterly period ended January 31, 2010, by letter dated April 26, 2010 from Jay Webb, Accounting Reviewer (the “Comment Letter”). The responses and supplementary information set forth below have been organized in the same manner in which the Commission’s comments were organized in the Comment Letter. The Company believes that its responses will satisfy the Staff that there are no material disclosure issues in our prior filings. Accordingly, it is the Company’s intent at the conclusion of these communications to incorporate any agreed to modifications into its future filings.

Form 10-K for the Fiscal Year ended July 31, 2009 (this reference should have been to the Form 10-Q for the Fiscal Quarter ended January 31, 2010)

Item 2. Management’s Discussion and Analysis, page 26

1.	We note that the table on page 37 indicates you had no borrowings outstanding under your secured credit facility “as of the date of this filing.” We also note that page 18 indicates your outstanding borrowings under that facility were more than $39 million as of January 31, 2010. Please tell us how you satisfied the amount outstanding under your secured facility, including the source of funds or include outstanding balances in your contractual obligations table, as appropriate. Also, in applicable future filings, please ensure that the disclosure you provide pursuant to Item 303 of Regulation S-K identifies and describes known events that will have, or are reasonably like to have, a material change in your liquidity or capital resources and any material unused liquid assets. For example, in future filings, please describe any material changes to your liquid assets resulting from full payment of the amount outstanding under your credit facility and to the relative costs of your sources of liquidity.

Mark Gallenberger

LTX-Credence Corporation

May 14, 2010

Response:

The Company satisfied the amount outstanding under its secured facility of $39.4 million in March 2010. The source of funds for this payment came from both existing cash, as well as net proceeds from the Company’s underwritten public offering of 17,825,000 shares which was disclosed on Form 8-K on March 2, 2010, from which an aggregate net amount of $47.5 million was received by the Company. As of March 12, 2010, the date of the filing of the Form 10-Q for the fiscal quarter ended January 31, 2010, there were no amounts outstanding under the secured credit facility. Accordingly, the contractual obligations table accurately reflects the Company’s contractual obligations as of the date of the filing.

In applicable future filings, the Company will continue to ensure that the disclosures the Company provides pursuant to Item 303 of Regulation S-K will identify and describe known events that will have, or are reasonably likely to have, a material change in its liquidity and capital resources and any material unused liquid assets.

Financial Statements and Supplementary Data, page 43

Note 2. Summary of Significant Accounting Policies, page 48

Cash and Cash Equivalents and Marketable Securities, page 53

2.	We see that your cash and cash equivalents consist primarily of repurchase agreements and commercial paper. Please address the following:

•

Describe to us in detail your repurchase agreement transactions, the business purpose of the transactions and your accounting for those transactions. As you appear to be referring to securities held for short periods of time that you include in cash equivalents, tell us whether these assets represent securities serving as collateral under short-term purchases of securities under agreements to resell (i.e., reverse repurchase agreements) and of which you had obtained control or taken possession.

•

Tell us the impact of such transactions on your financial statements as of the date of each balance sheet presented in your Form 10-K and for the last three fiscal years then ended. Specifically quantify for us the gross amount of repurchase agreements and reverse repurchase agreements recorded at each balance sheet date and the gross dollar volume of these transactions your undertook in each of the last three fiscal years. In addition, provide similar information for the quarters ended October 31, 2009 and January 31, 2010.

Mark Gallenberger

LTX-Credence Corporation

May 14, 2010

•

For reverse repurchase agreements, describe to us the nature of the assets that you receive as collateral for your advances and explain to us how you evaluate the value and liquidity of the underlying collateral and how you account for the collateral during the arrangement.

•	For repurchase agreements, describe to us the securities you put up as collateral for your borrowings and how you account for the collateral during the arrangement.

•	Tell us whether you account for any of these arrangements as sales for accounting purposes and if so, cite the accounting guidance that supports that treatment.

•

Provide us with the calculations on which you based your conclusion that the disclosures required by Rule 4-08(m)(l) and 4-08(m)(2) of Regulation S-X were not required in your filings or supplementally provide us with the disclosure.

Response:

The $86.5 million of cash and cash equivalents as of July 31, 2009 did not include any repurchase agreements, but did include $1.6 million in reverse repurchase agreements.

•

The Company has an overnight sweep reverse repurchase agreement program (“reverse repurchase agreement”) with its bank for certain accounts to allow the Company to enter into secured overnight investments. The business purpose of the reverse repurchase agreement is to increase yields on the Company’s operating cash balances. The reverse repurchase agreement is a loan from the Company to its bank. The bank provides the Company US treasury securities as collateral for the reverse repurchase agreement transactions. At maturity, principal and interest is credited to the Company upon the return of the US treasury securities used to collateralize the loan. The maturity for the reverse repurchase agreement is one day. That is, US treasury securities are allocated to each reverse repurchase agreement transaction on the trade date and all principal plus interest will be credited the next business day. There are no minimum denominations required to be loaned by the Company to the bank. The US treasury securities are accounted for as cash equivalents during the arrangement since the US treasury securities have a maturity of one day.

Mark Gallenberger

LTX-Credence Corporation

May 14, 2010

•

The following table summarizes the impact of the reverse repurchase agreement transactions on the Company’s financial statements as of the date of each balance sheet presented in the Form 10-K. In addition, the table contains similar information for the quarters ended October 31, 2009 and January 31, 2010. The Company is also including information on the average daily amount of reverse repurchase agreements as this information provides more insight into the daily balances in these agreements throughout the periods presented.

($ in Millions)	As of and for the quarter ended January 31, 2010	As of and for the quarter ended October 31, 2009	As of and for the year ended July 31, 2009	As of and for the year ended July 31, 2008	As of and for the year ended July 31, 2007
Gross amount of reverse repurchase agreements recorded at each balance sheet date	$39.3	$0.4	$1.6	$8.6	$11.0
Gross dollar volume of reverse repurchase agreements undertaken in the periods presented	$96.5	$77.8	$563.0	$2,445.3	$1,434.3
Average daily amount of reverse repurchase agreements	$1.7	$1.3	$2.4	$9.7	$5.7

•

For reverse repurchase agreements, the Company receives overnight US treasury securities as collateral for its advances to the bank. As for evaluation of the value and liquidity of the underlying collateral, the Company has a formal investment policy and conducts regular review meetings with its bank to ensure adherence to the policy. US treasuries are among the allowable investments in the policy. The US treasury securities are accounted for as cash equivalents during the arrangement since the US treasury securities have a maturity of one day.

Mark Gallenberger

LTX-Credence Corporation

May 14, 2010

•	The Company does not have any repurchase agreements.

•	The Company does not account for any of these arrangements as sales for accounting purposes.

•	The table below shows the calculations prescribed by 4-08(m)(2) of Regulation S-X for the Company for the periods requested:

($ in Millions)	As of January 31, 2010	As of October 31, 2009	As of July 31, 2009	As of July 31, 2008	As of July 31, 2007

Gross amount of reverse repurchase agreements recorded at each balance sheet date	$39.3	$0.4	$1.6	$8.6	$11.0
Total Assets	$250.4	$249.6	$275.2	$169.7	$201.1
% of Total Assets	15.70%	0.14%	0.59%	5.09%	5.45%

The Company acknowledges that the gross amount of reverse repurchase agreements recorded at January 31, 2010 exceeded 10% of total assets as of January 31, 2010. In future filings, if the gross amount of reverse repurchase agreements exceeds 10% of total assets, the Company will make all applicable disclosures per Rule 4-08(m)(1) and 4-08(m)(2) of Regulation S-X.

Goodwill and Other Intangibles, page 58

3.	We note the disclosure that you engaged an independent third party valuation firm to assist in the impairment testing of goodwill. Please describe to us the nature and extent of the role played by the valuation firm in determining the amounts included in your financial statements and clarify the extent to which any statements are attributed to the valuation firm as opposed to your management. In this regard, we also refer you to the guidance provided in Question 141.02 of the Compliance and Disclosure Interpretations for Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm, which explains the circumstances under which a valuation firm would be named and its consent included in registration statements, including those into which you incorporate your Form 10-K by reference.

Mark Gallenberger

LTX-Credence Corporation

May 14, 2010

Response:

The Company’s management independently determined the amounts included in the financial statements related to the impairment testing of goodwill. The Company did, however, engage a third party independent valuation firm (“valuation firm”) to assist in validating management’s internal calculations and assumptions used in its testing. The valuation firm prepared independent calculations utilizing outside data such as industry analyst projections specific to the Company and the Company’s industry. The valuation firm concurred with the growth rate and discount rate factors that were independently determined and used by the Company to determine its enterprise value. No statements, findings, or calculations disclosed in the filings are specifically attributed to the valuation firm.

The Company has reviewed the guidance provided in Question 141.02 of the Compliance and Disclosure Interpretations on the Securities Act Sections and the Company has concluded that it is not required to obtain the valuation firm’s consent to disclose or to disclose the valuation firm’s report in the Company’s Form 10-K for the Year Ended July 31, 2009. The Company based this conclusion on the fact that the Company used the valuation firm’s data only to assist in validating management’s internally-prepared analysis. Unless events occur in the future that would require the Company to do so, the Company does not intend to make reference to the use of third party valuation experts in future filings.

Form 10-Q for the Fiscal Quarter ended January 31, 2010

Item 4. Controls and Procedures

4.	We refer to your disclosure that “the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures (1) were designed to ensure that material information relating to the Company, including its consolidated subsidiaries, was made known to them by others within those entities, particularly during the period in which this report was being prepared and (2) effective, in that they provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act, including information regarding its consolidated subsidiaries, is recorded, processed, summarized and reported within the time periods specified by the SEC.” In your future filings, as applicable, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Mark Gallenberger

LTX-Credence Corporation

May 14, 2010

Response:

In its future filings, the Company will revise its disclosure to clarify that its officers concluded that its disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to its management, including its chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the Form 10-K for the Year Ended July 31, 2009 and the Form 10-Q for the Quarterly Period Ended January 31, 2010;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K for the Year Ended July 31, 2009 and the Form 10-Q for the Quarterly Period Ended January 31, 2010; and

•	The Company may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States of America.

If you have any questions concerning these responses, need further supplementary information or if you would like to discuss any of the matters covered in this letter, please contact me at (781) 467-5417. Thank you.

/s/ Mark J. Gallenberger
Mark J. Gallenberger
Vice President and Chief Financial Officer
(Principal Financial Officer)

May 14, 2010

cc: Jeff Jaramillo, Accounting Branch Chief

Kevin Kuhar, Staff Accountant